Exhibit 99.1

Press release

Biophytis presents the development of Sarconeos (BIO101)
in Phase 3 for the treatment of Sarcopenia
at the 15th SCWD International Congress

Paris (France), Cambridge (Massachusetts, United States), June 27, 2022 – 11pm CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging and improve functional outcomes in patients suffering from age-related diseases, announced today that it is giving an oral presentation on the development of Sarconeos (BIO101) for the treatment of sarcopenia at the 15th International SCWD Congress (Society on Sarcopenia, Cachexia & Wasting disorders).

This oral presentation given by Drs. Waly Dioh and Cendrine Tourette and entitled: “BIO101 in development for the treatment of Sarcopenia” summarises the major milestones in the development of Sarconeos (BIO101) that have already been achieved, mainly the results of the SARA-INT Phase 2 study as well as the outline of SARA Phase 3 study that the Company intends to initiate before the end of 2022.

Building on the results of SARA-INT Phase 2 study, the company has asked for scientific advice from the European (EMA) and American (FDA) regulatory authorities in order to define the design and conditions to start the SARA Phase 3 program. Sarconeos (BIO101) has the potential to be the first drug candidate ever moving into Phase 3 in Sarcopenia.

The recent publication of the first results of European SPRINTT study, a pan-European clinical study in elderly patients with sarcopenia, has provided new data that support the design of a phase 3 in this indication. SPRINTT study showed, confirming prior LIFE study in the USA, that the risk of mobility disability can be estimated in patients with severe sarcopenia by measuring over a period of 1 to 3 years the loss of the ability to walk 400 m

The Phase 3 study of Sarconeos (BIO101) will target 600 to 900 patients over 65 years old with severe sarcopenia (3 ≤ SPPB ≤ 7), low gait speed (4m) ≤ 0.8 m/s and low Hand Grip Strength (HGS < 20kg for females and < 35.5 kg for males).

Patients will be treated for a minimum of 12 months receiving either placebo or 350mg Sarconeos (BIO101) b.i.d.

The primary endpoint will be the ability to complete the 400m walk test in less than 15 minutes, and the following secondary endpoints will be used: Gait speed 4-m from SPPB, Hand Grip Strength (HGS) and Patient Reported Outcome (PRO).

The duration of this study is estimated at 36 months from the inclusion of the first patient expected at the end of 2022.

The design of this study may however evolve depending on the discussions currently underway with the European and American health authorities. The company intends to file for Clinical Trial Application (CTA) in Q4 2022, depending on final discussions with FDA and EMA.

Stanislas Veillet, CEO of Biophytis, states: “Sarcopenia has only been very recently recognized as a disease that can be diagnosed with no efficient treatment option despites the huge medical need. The recent publication of the first results of the European SPRINTT study, together with the results of the LIFE study in the United States, now provide enough supportive data to initiate for the first time a phase 3 program in patients with sarcopenia. We are currently discussing with the European and American health authorities to finalize the design of the SARA Phase 3 program and hope we could move forward with clinical trial application before the end of the year. No drug is currently approved for sarcopenia in the world, we are pioneers in this field and intend to continue to establish our leadership position by being the first company to initiate a Phase 3 program.”

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally,) just achieved its phase 2 development as a treatment for sarcopenia in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD).

The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN: US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2021 Full Year Report and as exposed in the “Risks Factors” section of form 20-F as well as other forms to be filed respectively with AMF and with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr – +33 6 18 07 83 27

Agathe Boggio : agathe.boggio@taddeo.fr – +33 7 62 77 69 42